Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Michael Weisz

So the investment goals of the Fund are simple, they're straightforward, and there are three components to it. So, first and foremost, this Yieldstreet Prism Fund is focused on income generation, we aim to provide our investors with a consistent and reliable stream of passive income through the recurring and expected distributions, as we'll talk about more later, the second piece is the total return. So on the one hand, while we do look for opportunities that are going to consistently generate continued passive income, we are also very interested in some opportunities that may have a different cash flow stream, but provide a very attractive total return story. At the end of the day, what we're trying to do here is a balance between the most attractive risk/reward return while also providing consistent passive income to investors. The third, and arguably most important, is downside protection. We are here to take on the least amount of risk we can to achieve the goals that we have for the Fund and total return of passive income. So that is very broadly what it is that we set out to do with this Yieldstreet Prism Fund.

An introduction
to the Prism Fund



 Yieldstreet



Michael Weisz
Chief Investment Officer of the Yieldstreet Prism Fund

Head to Yieldstreetprismfund.com
to watch the full webinar and learn
more about the Fund

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.